May 21, 2019

Jack A. Fusco
President and Chief Executive Officer
Cheniere Energy Partners, L.P.
700 Milam Street, Suite 1900
Houston, Texas 77002

       Re: Cheniere Energy Partners, L.P.
           Registration Statement on Form S-4
           Filed May 14, 2019
           File No. 333-231465

Dear Mr. Fusco:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scot M. Anderegg at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products